At its meeting on August 28, 2009, the Board adopted the following resolutions:


      RESOLVED, that, by a vote of a majority of the Board, including all of the Directors who are not "interested persons" of the Fund (the "Independent Directors") as defined in the Investment Company Act of 1940, as amended (the "1940 Act"), the investment company blanket bond underwritten by Underwriters at National Union Fire Insurance Company of Pittsburgh, PA (the "Bond") be, and it hereby is, ratified and approved in the amount, type, form and coverage presented and discussed at the Meeting, effective as of June 25, 2009, and the proper officers of the Fund be, and they each hereby are authorized to take such other actions as are necessary or appropriate to conform the terms of the coverage of the Bond to the provisions of the 1940 Act, and the rules and regulations thereunder; and

      FURTHER RESOLVED, that the Bond premium not to exceed $1,368 be, and it hereby is, approved by a vote of a majority of the Board, including all of the Independent Directors, and determined to be fair and reasonable to the Fund; and

      FURTHER RESOLVED, that the proper officers of the Fund be, and they each hereby are, authorized, empowered and directed to cause the Bond to be filed with the Securities and Exchange Commission and to give notice required under paragraph (g) of Rule 17g-1 of the 1940 Act; and

      FURTHER RESOLVED, that the proper officers of the Fund be, and they each hereby are, authorized, empowered and directed to take all steps necessary, beneficial or appropriate to effectuate the foregoing resolutions.

The premium that has been paid under the Fidelity Bond covers the period from June 25, 2009 to June 25, 2010 for an aggregate coverage amount of $200,000. The premium that has been paid for the Z-Seven Fund, Inc. for the Fidelity Bond covers the Trust for the period from June 25, 2009 through June 25, 2010.